Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

August 1, 2022

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	OSI ETF Trust (the “Registrant”)
File Nos. 811-23167; 333-212418

Ladies and Gentlemen:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 7:26 p.m. on September 24, 2021 (Accession No. 0001680359-21-000206).

This application also includes the withdrawal of the associated delaying amendments (the “Delaying Amendments”) filed with EDGAR submission type 485BXT, which were accepted via the EDGAR system at the times and days as follows: (i) at 2:31 p.m. on December 10, 2021 (Accession No. 0001680359-21-000262); (ii) at 2:05 p.m. on January 6, 2022 (Accession No. 0001680359-22-000005); (iii) at 4:45 p.m. on February 4, 2022 (Accession No. 0001680359-22-000018); (iv) at 12:26 p.m. on March 7, 2022 (Accession No. 0001680359-22-000036); (v) at 11:13 a.m. on April 6, 2022 (Accession No. 0001680359-22-000050); (vi) at 2:20 p.m. on May 6, 2022 (Accession No. 0001680359-22-000062); (vii) at 4:08 p.m. on May 31, 2022 (Accession No. 0001680359-22-000066); and (viii) at 1:53 p.m. on June 30, 2022 (Accession No. 0001680359-22-000097).

The Amendment was filed under Rule 485(a) in anticipation of launching several series of the Registrant, and the Delaying Amendments were filed under Rule 485(b) for the sole purpose of delaying the effectiveness of the Amendment. The Registrant does not intend to launch the new series at the present time and no securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0001680359-21-000206) filed under the EDGAR submission type 485APOS; and the Registrant’s associated Delaying Amendments (Accession Nos. 0001680359-21-000262, 0001680359-22-000005, 0001680359-22-000018, 0001680359-22-000036, 0001680359-22-000050, 0001680359-22-000062, 0001680359-22-000066, and 0001680359-22-000097), each filed under the EDGAR submission type 485BXT.
Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Michael D. Mabry, Esq. at 215-564-8011.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr., Esquire